Exhibit (a)(i)

OFFER TO PURCHASE

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

518 SEVENTEENTH STREET, 17TH FLOOR

DENVER, COLORADO 80202

(303) 228-2200

OFFER TO PURCHASE UP TO $115 MILLION

OF ITS SHARES OF OUTSTANDING UNCLASSIFIED COMMON STOCK

AT A PURCHASE PRICE OF NOT GREATER THAN $7.36

OR LESS THAN $6.65 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M. CENTRAL TIME, AUGUST 5, 2015,

UNLESS EXTENDED OR WITHDRAWN

Dear Class E Stockholder:

Dividend Capital Diversified Property Fund Inc. (the “Company”) is offering to purchase shares of the Company’s unclassified common stock, par value $0.01 per share, also referred to as “Class E” shares (“Shares” or “Class E Shares”), for cash in an amount up to $115 million at a price per Share specified by the tendering stockholders of not greater than $7.36, which equals the net asset value (“NAV”) per Share determined in accordance with the Company’s valuation procedures as of July 6, 2015, or less than $6.65 on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal and the related Instructions to Letter of Transmittal (the “Instructions”). This Offer to Purchase and the Letter of Transmittal, including the Instructions, constitute the “Offer.”

Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 5:00 p.m. Central Time, on Wednesday, August 5, 2015 (the “Expiration Date” or the “Expiration Time”). You may tender all, a portion or none of your Shares.

Stockholders desiring to tender all or any portion of their Shares for purchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below. Stockholders not interested in tendering any of their Shares need not take any action.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, we will determine the purchase price, which will be the price per Share (in increments of approximately $0.15) of not more than $7.36, which equals the NAV per Share as of July 6, 2015, and not less than $6.65 per Share (the “Purchase Price”) that will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $115 million (or such lesser number if less than $115 million of Shares are properly tendered in the Offer and not properly withdrawn). As a result, the Purchase Price may be lower than the current or future NAV per Share.

All Shares properly tendered pursuant to the Offer will be purchased at the same Purchase Price, even Shares tendered at a lower price. Because of the proration provisions described in this Offer to Purchase, less than all of the Shares tendered at or below the Purchase Price may be purchased if more than $115 million in the aggregate value of Shares are properly tendered and not properly withdrawn.

Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Subject to complying with applicable law, we reserve the right, in our sole discretion, to change the Purchase Price or the range used to determine the Purchase Price and to increase or decrease the total dollar amount of Shares sought in the Offer. In accordance with rules promulgated by the Securities and Exchange Commission

(the “SEC”), we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $23 million.

While our board of directors has approved the Offer, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender. However, Class E stockholders should consider the information in this Offer, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, quarterly report on Form 10-Q, and Portfolio Performance and Operational Review filed on a current report on Form 8-K, which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com, and the following, when making their decision:

•	The board of directors believes that the Company’s existing quarterly Class E share redemption program (the “Class E SRP”), which provides Class E stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the program, to sell their shares at a price equal to NAV, is currently a potential alternative for Class E stockholders seeking to obtain liquidity for some of their Shares. The board of directors, however, is aware that for the past several years, the Class E SRP was over-subscribed by stockholders (and may in the future be over-subscribed by stockholders), limiting redemptions in each quarter beginning with the first quarter of 2009 to an average of approximately 12.2% per quarter; that the Company’s ability to redeem Class E Shares pursuant to the Class E SRP may be further limited based on the level of stockholder participation in the Company’s dividend reinvestment plan and the sale of shares in our ongoing primary offering of Class A, Class W and Class I shares of common stock; and that the board of directors has the right to amend, suspend or terminate the Class E SRP at any time.

•	With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E Shares who would like us to redeem their Shares at NAV through our Class E SRP. However, if we are not successful over time in generating liquidity to holders of our Class E Shares through the Class E SRP, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E Shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E Shares receive cash or other consideration in exchange for their Class E Shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

•	The board of directors acknowledges that each Class E stockholder must evaluate whether to tender his or her shares in the Offer and that because there is no trading market for the shares an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. Although the highest price in the Offer is equal to our current NAV per Class E share as of July 6, 2015, we acknowledge that the range of prices is below the value at which most Class E stockholders purchased their shares, but we believe our strategy should increase the value of our stock on a long-term basis. Therefore, not tendering your shares and continuing as a Class E stockholder in the Company is something each stockholder should consider. The board of directors understands that some Class E stockholders’ investment strategies or liquidity needs may have changed since their purchase of our stock, and this Offer will provide them with some or all of the liquidity they desire.

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•	In addition, the board of directors believes that, in making a decision as to whether to tender his or her shares in the Offer, each Class E stockholder should keep in mind that (a) the board of directors has the right to amend, suspend or terminate the Company’s existing Class E SRP at any time (and there is only a limited opportunity to redeem shares under the program), (b) the board of directors may have the right to amend, extend or terminate the Offer, and (c) the board of directors makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders, if at all.

No person has been authorized to make any recommendation on behalf of the Company, our board of directors, or DST Systems, Inc., as the Depositary, Paying Agent or Information Agent, or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to DST Systems, Inc., the information agent for the Offer (the “Information Agent”), by telephone toll free at 888-310-9352.

JULY 7, 2015

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary term sheet highlights the material terms of the Offer but does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details about the Offer and the Company. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion. Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Dividend Capital Diversified Property Fund Inc., a Maryland corporation.

Who is offering to purchase my Shares?

Dividend Capital Diversified Property Fund Inc., a Maryland corporation, is offering to purchase your Shares. We are an externally managed real estate investment trust, or “REIT”, that invests in a diverse portfolio of real properties and real estate-related debt and securities. See “The Offer — Section 13” for additional information regarding the Company.

What is the purpose of the Offer?

The Class E SRP has been oversubscribed since March 2009 and there remains a queue of Class E stockholders who desire full liquidity. As a result, our board of directors and management have been actively evaluating ways to provide additional liquidity to Class E stockholders, consistent with what is in the best interest of all stockholders, and believe that conducting this Offer furthers our goal of maximizing long-term stockholder value while providing enhanced liquidity for those Class E stockholders who desire such liquidity.

Because we are not currently able to provide 100% liquidity to all Class E stockholders through our Class E SRP, we are providing Class E stockholders the opportunity to sell up to $115 million of Class E Shares to the Company. We believe this is a meaningful amount (approximately 10% of the value of all Class E Shares as of July 2, 2015) and yet is not so large as to be materially adverse to our balance sheet and our broader business strategy. The modified “Dutch Auction” format is designed to equitably allocate the $115 million to those Class E stockholders most desirous of liquidity. We can offer no assurances as to whether, or on what terms, any future self-tender offers may be conducted. See “The Offer — Section 13.”

What will be the effects of the Offer?

The purchase of Shares pursuant to the Offer will have the following effects:

•	Depending on how many Shares are purchased, the Offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the Offer with borrowings.

•	Depending on the Purchase Price, which may be lower than our NAV, the purchases of Shares pursuant to the Offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to Dividend Capital Total Advisors LLC (the “Advisor”).

•	Purchases of Shares pursuant to the Offer will increase the proportionate interest of stockholders that do not tender their Shares.

•	Stockholders who tender all of their Shares will give up the opportunity to participate in any potential future benefits from owning Shares, including the right to receive any future dividends or distributions that we may pay.

•	Because there will be fewer outstanding Class E Shares, we anticipate that the base management fees paid to the Advisor will decrease.

Our purchases of Shares pursuant to the Offer will not result in the deregistration of our Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “The Offer — Section 8.”

Where can I find the most recent daily NAV per Share?

Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we do calculate on a daily basis the NAV of the Shares. On each business day, our NAV per Class E Share is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. The NAV per Share on the last business day prior to the date of this Offer was $7.36 per Share. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that we may declare and pay. The daily NAV of our Shares may be higher or lower than the Purchase Price. Stockholders are urged to obtain the most recent NAV per Share before deciding whether and at what price or prices to tender their Shares. See “The Offer — Section 13.”

How many Shares will the Company purchase? What is a modified “Dutch Auction”? What will be the Purchase Price and form of payment?

We are conducting the Offer by means of a modified “Dutch Auction.” This process allows each stockholder to indicate the price or prices (within a range established by us) at which the stockholder would be willing to sell all or a portion of their Shares to us. In this case, we are offering to purchase for cash up to $115 million of our Shares pursuant to tenders at a price specified by the tending stockholders of not greater than $7.36, which equals the NAV per Share as of July 6, 2015, or less than $6.65 per Share subject to the terms and conditions of the Offer. In accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer.

Properly tendering Shares at $6.65 per Share assures you that at least a portion of your Shares will be purchased so long as we purchase Shares under the Offer (subject to provisions relating to proration described in “The Offer — Section 1”). If you tender Shares at any of the other prices in the range, there is a possibility that none of those Shares will be purchased. Regardless of the prices at which you decide to tender Shares, all of the Shares purchased pursuant to the Offer will be purchased for the same price. If you tender Shares for a price that is less than the price ultimately determined to be the Purchase Price, you will receive the same Purchase Price as any of the Shares that are accepted for purchase. Because the Purchase Price will be the price that will enable us to purchase the maximum number of Shares having an aggregate purchase price not exceeding $115 million, if you tender Shares for a price that is more than the price ultimately determined to be the Purchase Price, none of those Shares tendered at the higher price will be purchased. Consequently, selecting a higher price for a tendered Share will increase the possibility that your Share may not be purchased in the Offer.

However, the highest possible Purchase Price is subject to adjustment as described herein. If the daily NAV per Share declines below $7.36 during the term of this Offer (the “Term”), we will adjust the highest possible Purchase Price for Shares purchased in the Offer to be equal to or slightly lower than the lowest NAV per share during the Term. If you tender any Shares for a price that is higher than the adjusted highest possible Purchase Price, none of such Shares will be purchased pursuant to the Offer unless you withdraw your prior election and submit a revised Letter of Transmittal to change your tender election. In the event of an adjustment to the Purchase Price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may extend the Term.

We will announce the preliminary results of the Offer, including the Purchase Price and the expected proration factor, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares we accept for payment promptly after the Expiration Date. If we are required to pro rate, however, we expect it may take at least five business days after the Expiration Date to calculate the final proration factor and begin paying for Shares accepted for payment.

We will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with DST Systems, Inc. (“DST”), the paying agent for the Offer (the “Paying Agent”), which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by DST in its capacity as the Depositary for the Offer (the “Depositary”) of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal.

Subject to applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and the price range and to increase or decrease the value and number of Shares sought in the Offer. The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See “The Offer — Section 1” and “— Section 2.”

How was the offer size and price range determined?

We determined the offer size and price range for the Offer based on discussions between our management and our board of directors. One of the Company’s key objectives is to continue to grow our asset base while providing enhanced liquidity for our stockholders. In evaluating the offer size and price range for the Offer, our management and our board of directors considered many factors with this objective in mind, including our current liquidity profile, acquisition opportunities, and the number of share redemption requests recently received under the Class E SRP. Our board and management also considered that a modified “Dutch Auction” structure would offer a mechanism for stockholders to select the price at which they are willing to tender their Shares and therefore more equitably allocate currently available liquidity to those stockholders seeking more immediate access to such liquidity.

Based on all of these factors, our board and management arrived at the price range of $6.65 to $7.36 per Share, which we believe is a range within which our stockholders might sell their Shares pursuant to the Offer.

May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company’s Class E SRP?

You may tender Shares in this Offer for which you have requested, or for which you plan to request, redemption under the Company’s Class E SRP. Such Shares will first be eligible for purchase by us pursuant to the terms of this Offer. Any Shares not purchased by us pursuant to this Offer will be eligible for redemption pursuant to the terms of our Class E SRP. Stockholders that have submitted Shares for redemption under the Class E SRP may tender Shares in this Offer without withdrawing their redemption requests or following any other special procedures. If you have or will submit Shares for redemption under the Class E SRP and you also tender Shares in this Offer, then after the completion of this Offer you will be deemed to have submitted a redemption request pursuant to the Class E SRP for the lesser of (a) the total remaining Shares that you own or (b) the number of Shares that you submitted for redemption. However, we cannot guarantee that we will purchase any of your Shares pursuant to this Offer or our Class E SRP, both of which are subject to significant limitations. See “The Offer — Section 5.”

If I tender my Shares, and the Company accepts the Shares I tender, will I receive distributions accrued before my Shares are accepted?

Yes, you will be entitled to receive any distributions that accrue prior to the date on which Shares are accepted for payment pursuant to the Offer. Distributions declared by our board of directors will accrue on all of your Shares on a daily basis during the Term. For Shares validly tendered, distributions will cease to accrue on the date that such Shares are purchased through the Offer. Shares purchased in the Offer will therefore no longer be eligible to receive distributions except for any distributions declared to stockholders of record on a date prior to the date that we accept those Shares for payment. Distributions will continue to accrue in accordance with current practice for Shares not tendered or not accepted for purchase.

Distributions accrued for Shares validly tendered will be paid in October 2015 consistent with our current distribution payment practices. As described below, if you tender all of your Shares and have all of your Shares accepted for purchase through the Offer, the accrued distributions on such Shares will be paid to you in cash, regardless of whether you currently participate in the Company’s distribution reinvestment plan (the “DRP”). If you continue to own Shares following the Offer, your accrued distributions on such Shares will be paid in accordance with your current distribution payment election of cash or participation in the DRP.

What if I participate in the Company’s DRP and want to tender all of my Shares?

If you are a participant in the Company’s DRP, any Shares you are entitled to receive through the DRP prior to the Expiration Date will be tendered if either of the following two statements is true:

(a) you elect to tender ALL of your Shares by checking the box in row 1 on your Letter of Transmittal,

- OR-

(b) you tender ALL of your Shares by including them in row 2 on your Letter of Transmittal and we accept all of your Shares in row 2 for payment in the Offer.

Note that even if you tender all of your Shares, we may not accept all of them for payment. For example, if the Offer is oversubscribed at the Purchase Price, we will prorate the number of Shares we purchase from each tendering stockholder. Similarly, if the price at which you tender some or all of your Shares is above the Purchase Price, those Shares tendered above the Purchase Price will not be accepted by us for payment in the Offer.

If you are a participant in the DRP, you tender all of your Shares and we accept all of such Shares for payment, any distributions that are accrued on such Shares through the date we accept the Shares for payment will be made in cash. If we do not accept all of your Shares for payment, distributions that are accrued on any of your Shares during the Term, including tendered Shares that are accepted by us for payment, will be reinvested in Shares pursuant to the DRP. The Company’s quarterly distribution for the third quarter of 2015 was authorized by the board of directors in June 2015 and will be paid in October 2015, such payment occurring after the Expiration Date.

What if I participate in the Company’s DRP and do not want to tender Shares I may receive in the DRP?

If you do not want to tender any Shares that you may receive through the DRP prior to the Expiration Date, then you should tender less than all of your Shares in Row 2 on the Letter of Transmittal by writing in a number of Shares in Row 2 that represents less than all whole Shares you own at the time you submit your Letter of Transmittal.

What if stockholders tender more than $115 million of Shares?

If more than $115 million of Shares are properly tendered and not properly withdrawn at or below the Purchase Price, we will purchase Shares properly tendered at or below the Purchase Price on a pro rata basis.

In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $23 million.

Because of the proration provisions described in this Offer to Purchase, it is possible that we will not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price. If the Offer is oversubscribed, the amount of Shares that we purchase from you will be prorated.

If we are required to pro rate, the Paying Agent will determine the proration factor promptly following the Expiration Date. The proration factor will be based on the ratio of (i) $115 million (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate value of Shares to be purchased pursuant to the Offer) to (ii) the product of (a) the total number of Shares properly tendered and not properly withdrawn by all stockholders at or below the Purchase Price and (b) the Purchase Price. The number of Shares accepted for purchase for each stockholder will equal the number of Shares validly tendered at or below the Purchase Price by each stockholder multiplied by the proration factor. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

The number of Shares that we will purchase from a stockholder pursuant to the Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether to tender Shares. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our Shares, including any custodians, brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on our stockholder list. See “The Offer — Section 1.”

How do I tender Shares that are registered in my name?

If you would like for us to purchase all or a portion of your Shares that are registered in your name, you must properly complete and sign the Letter of Transmittal enclosed herein according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to DST in its capacity as the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before the Expiration Time on the Expiration Date. See “The Offer — Section 2.”

How do I tender Shares that I hold through a broker, dealer, commercial bank, trust company, custodian or other nominee?

If no pre-addressed envelope is enclosed with the tender offer materials that you receive and your Shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted. See “The Offer — Section 2.”

Will I be notified of any defects in the documents I submit?

To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. The Company will not be liable for failure to waive any condition of the Offer or for any defect or irregularity in any tender of Shares. Therefore, we encourage stockholders to carefully complete their tender materials and submit them as early as possible after they have considered the information in this Offer to Purchase, so that they will have as much time as possible prior to the Expiration Date to correct any defects or irregularities in their tenders. See “The Offer — Section 2.”

What will happen to my fractional Shares in connection with the Offer?

If you are tendering all of your Shares and the Offer is not over-subscribed, we will purchase your Shares properly tendered at a price or prices at or below the Purchase Price, including any fractional Share, pursuant to the terms and subject to the conditions of the Offer. If you tender less than all of your Shares by writing in a number of Shares in Row 2 on the Letter of Transmittal that represents less than all of the whole Shares you own at the time that you submit your Letter of Transmittal, any fractional Share that you own will not be tendered. See “The Offer — Section 9.”

Will I have to pay brokerage fees and commissions if I tender my Shares?

No, if you are the holder of record of your Shares and you tender your Shares directly, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your broker, dealer, commercial bank, trust company, custodian or other nominee to determine whether any such charges will apply.

What is the accounting treatment of the Offer for the Company?

The purchase of Shares pursuant to the Offer will reduce our stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, reduce our total cash and increase our indebtedness in an amount equal to the amount of monies drawn on our credit facility and term loan, if any, to fund a portion of the Purchase Price.

Are there any governmental or regulatory approvals, consents or filings to be made or obtained in connection with the Offer?

We are not aware of any approval or other action by any governmental, administrative or regulatory authority, agency or body required for us to acquire Shares pursuant to the Offer. We intend, however, to seek any approvals or make any notice filings that may be required. We may be required to delay the acceptance for payment of, or payment for, Shares tendered in the Offer pending receipt of any approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See “The Offer — Section 6” and “— Section 15.”

Must I tender all of my Shares to participate in the Offer?

No. You may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your Shares regardless of how long you have owned them. See “The Offer — Section 3.”

When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires on the Expiration Date, which is August 5, 2015 unless extended by us. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. Eastern Time on the next business day after the previously scheduled Expiration Time. We cannot assure you that the Offer will be extended or, if extended, for how long it will be extended. See “The Offer — Section 1” and “— Section 7.”

Will there be any tax consequences to me if I tender my Shares?

Yes. If we accept your tender of Shares, you will be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, as having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offer — Section 16.”

May I withdraw my tendered Shares?

Yes. You may withdraw any or all Shares tendered at any time prior to the Expiration Time. To withdraw your tendered Shares, you must either (i) call 888-310-9352, or (ii) properly submit a written notice of withdrawal (a “Withdrawal Letter”) and deliver it, together with any required signature guarantees and any other required documents, to the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted. See “The Offer — Section 4.”

How will the Company pay for the Shares?

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $115 million, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $23 million) without amending or extending the Offer in accordance with rules promulgated by the SEC. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $115.4 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using our available cash, which may include funds received from draws on our credit facility and term loan. See “The Offer — Section 12.”

What are the most significant conditions to the Offer?

Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Date, including but not limited to:

•	any threatened or pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offer;

•	in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer;

•	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restricts or prohibits consummation of the Offer; or

•	materially impairs the contemplated benefits to us of the Offer;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offer;

•	any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offer;

•	a reduction in the daily NAV per Share during the Term below $6.65 per Share;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons.

In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, we may terminate or amend the Offer or postpone the acceptance of Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate the Offer and return all tendered Shares to the tendering stockholders;

•	extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4”, retain all of the tendered Shares until the expiration of the Offer as so extended;

•	waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date; or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. The Offer is not conditioned upon on any minimum number of Shares being tendered.

May you extend, amend or terminate the Offer?

Yes, we may extend, amend or terminate the Offer in our sole discretion. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See “The Offer — Section 6” and “— Section 7.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Offer contains certain forward-looking statements and information relating to us that are based on current expectations, estimates, forecasts and projections and our management’s beliefs and assumptions about us, our future performance and our business, including statements about the Offer. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in the Offer that are not statements of historical fact. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with broker dealers or due diligence firms in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “outlook,” “could,” “target,” “seek,” “should,” “may,” “assume,” “continue,” “plan” and “project” and as well as variations of such words and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees and involve certain risks, uncertainties and assumptions, including the fulfillment of the conditions to this Offer, that make the future difficult to predict. Actual results may not conform to, and may differ materially from, our expectations, intentions and predictions. We describe risks, uncertainties and assumptions that could affect our ability to execute our strategy, our future financial condition and the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC, which may be added to, or revised by, subsequent filings with the SEC.

Except as required by applicable law, we neither intend to nor assume any obligation to update these forward-looking statements, which speak only as of the respective dates on which they were made. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements.

THE OFFER

1.	Price; Number of Shares; Expiration Date; Proration

Subject to the terms and conditions of the Offer, we will purchase for cash up to $115 million of Shares at a price specified by the tendering stockholders of not greater than $7.36, which equals the NAV per Share determined in accordance with our valuation procedures as of July 6, 2015, or less than $6.65 per Share which are properly tendered and not properly withdrawn prior to the Expiration Date. We reserve the right to extend the Offer (see Section 7). In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $23 million.

The Purchase Price which will be the price per Share (in increments of approximately $0.15) of not more than $7.36, which equals the NAV per Share as of July 6, 2015, and not less than $6.65 per Share, that will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $115 million (or such lesser number if less than $115 million of Shares are properly tendered in the Offer and not properly withdrawn). As a result, the Purchase Price may be lower than the current or future NAV per share.

However, the highest possible Purchase Price is subject to adjustment. If the daily NAV per Share declines below $7.36 during the Term, we will adjust the highest possible Purchase Price for Shares purchased in the Offer to be equal to or slightly lower than the lowest NAV per share during the Term. If you tender any Shares for a price that is higher than the adjusted highest possible Purchase Price, none of such Shares will be purchased pursuant to the Offer unless you withdraw your prior election and submit a revised Letter of Transmittal to change your tender election. In the event of an adjustment to the Purchase Price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may extend the Term.

All Shares properly tendered at or below the Purchase Price and not properly withdrawn will be purchased at the same Purchase Price even if the stockholder tendered at a lower price. Because of the proration provisions described herein, all of the Shares tendered at or below the Purchase Price may not be purchased if more than $115 million in aggregate value of Shares are properly tendered and not properly withdrawn.

Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased will be returned promptly following the Expiration Date.

As of July 2, 2015, there were 157,844,660 Class E Shares issued and outstanding. The Shares are not listed on a national securities exchange.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our Shares, including brokers, dealers, commercial banks, trust companies, custodians and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

While our board of directors has approved the Offer, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender. However, Class E stockholders should consider the information in this Offer, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, quarterly report on Form 10-Q, and Portfolio Performance and Operational Review filed on a current report on Form 8-K, which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com, and the following, when making their decision:

•	The board of directors believes that the Class E SRP, which provides Class E stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the program, to sell their shares at a price equal to NAV, is currently a potential alternative for Class E stockholders seeking to obtain liquidity for some of their Shares. The board of directors, however, is aware that for the past several years, the Class E SRP was over-subscribed by stockholders (and may in the future be over-subscribed by stockholders), limiting redemptions in each quarter beginning with the first quarter of 2009 to an average of approximately 12.2% per quarter; that the Company’s ability to redeem Class E Shares pursuant to the Class E SRP may be further limited based on the level of stockholder participation in the DRP and the sale of shares in our ongoing primary offering of Class A, Class W and Class I shares of common stock; and that the board of directors has the right to amend, suspend or terminate the Class E SRP at any time.

•	With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E Shares who would like us to redeem their Shares at NAV through our Class E SRP. However, if we are not successful over time in generating liquidity to holders of our Class E Shares through the Class E SRP, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E Shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E Shares receive cash or other consideration in exchange for their Class E Shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

•	The board of directors acknowledges that each Class E stockholder must evaluate whether to tender his or her shares in the Offer and that because there is no trading market for the shares an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. Although the highest price in the Offer is equal to our current NAV per Class E share as of July 6, 2015, we acknowledge that the range of prices is below the value at which most Class E stockholders purchased their shares, but we believe our strategy should increase the value of our stock on a long-term basis. Therefore, not tendering your shares and continuing as a Class E stockholder in the Company is something each stockholder should consider. The board of directors understands that some Class E stockholders’ investment strategies or liquidity needs may have changed since their purchase of our stock, and this Offer will provide them with some or all of the liquidity they desire.

•	In addition, the board of directors believes that, in making a decision as to whether to tender his or her shares in the Offer, each Class E stockholder should keep in mind that (a) the board of directors has the right to amend, suspend or terminate the Company’s existing Class E SRP at any time (and there is only a limited opportunity to redeem shares under the program), (b) the board of directors may have the right to amend, extend or terminate the Offer, and (c) the board of directors makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders, if at all.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See Section 6.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to increase or decrease the total dollar amount of Shares sought in the Offer, (c) to amend the Offer prior to the Expiration Date, and (d) upon the occurrence of any of the conditions specified in Section 6 prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Notice of any extension, amendment or termination will be distributed promptly to stockholders in a manner reasonably designed to inform them of the change in compliance with Rule 14d-4(d)(1) under the Exchange Act. In the case of an extension of the Offer, we will issue a press release or other public announcement no later than 9:00 a.m. Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

If we (i) increase or decrease the highest or lowest price that may be paid for the Shares, (ii) increase the maximum number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares or (iii) decrease the number of Shares that we may purchase in the Offer, then the Offer must remain open for at least ten (10) business days following the date that notice of the increase or decrease is first published, sent or given.

Stockholders properly tendering Shares at a price equal to $6.65 per Share can expect to have at least a portion of their Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer (subject to provisions relating to proration described herein).

The Company will not accept or pay for any Shares that are subject to, and all Shares tendered in the Offer must be free and clear of, any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever. The Company will acquire all rights and benefits arising from any Shares that it accepts and pays for in the Offer, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of the tendered Shares to stockholders of record on or prior to the date on which the Shares are accepted for payment pursuant to the Offer will be for the account of the tendering stockholder(s).

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $115 million we will purchase all of such Shares on a pro rata basis until we have purchased Shares resulting in an aggregate purchase price of $115 million; provided that we may increase the number of Shares purchased by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer which, if we do so, could commensurately increase the dollar value of the Offer by up to approximately $23 million.

Proration. The Paying Agent will determine the proration factor following the Expiration Date, if required. The proration factor will be based on the ratio of (i) $115 million (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate value of Shares to be purchased pursuant to the Offer) to (ii) the product of (a) the total number of Shares properly tendered and not properly withdrawn by all stockholders at or below the Purchase Price and (b) the Purchase Price. The number of Shares accepted for purchase for each stockholder will equal the number of Shares validly tendered at or below the Purchase Price by each stockholder multiplied by the proration factor. Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn at or below the Purchase Price, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date.

2.	Procedures for Tendering Shares

If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any other documents required by the Letter of Transmittal, to the Depositary at the appropriate address provided on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

If no pre-addressed envelope is enclosed with the tender offer materials that you receive and your Shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

If you are a broker, dealer, commercial bank, trust company, custodian or other nominee tendering Shares on behalf of your client, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary at the appropriate address provided on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

Shares will be deemed delivered only when all required documentation, properly completed and executed, is received by the Depositary. Please note that a Letter of Transmittal delivered via a method of delivery not specified in the Letter of Transmittal will not be accepted. The only acceptable methods of delivery of the Letter of Transmittal are those set forth in the Letter of Transmittal. Hand delivery is not among the acceptable methods set forth in the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares. A completed and executed Letter of Transmittal must be received by the Depositary before 5:00 p.m. Central Time on the Expiration Date. You should allow sufficient time to ensure timely delivery. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.

Stockholders tendering Shares must indicate the specific price or prices (in increments of approximately $0.15) at which their Shares are being tendered by checking the box(es) indicating the price(s) in the section of the Letter of Transmittal captioned “Price(s) (in Dollars) per Share at Which Shares are Being Tendered” and specifying the number of Shares that the stockholder wishes to tender at each applicable price. Stockholders should be aware that this election could mean that none of their Shares will be purchased if the Purchase Price is less than the price(s) selected by the stockholder. Stockholders properly tendering Shares at a price equal to $6.65 per Share can expect to have at least a portion of their Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer. The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. A stockholder who has tendered Shares at more than one price and wishes to withdraw only those Shares tendered at a particular price or prices must complete and return a separate Withdrawal Letter for Shares tendered at each particular price as to which the stockholder is withdrawing. Alternately, a stockholder may complete and return a combined Withdrawal Letter for all of the Shares that have been tendered. Absent a Withdrawal Letter, subsequent Letters of Transmittal do not revoke the initial properly submitted Letter of Transmittal.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered; or

•	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program, the Stock Exchange Medallion Program, or an “eligible guarantor institution,” as the term is defined in Rule 17-Ad-15 promulgated under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after receipt of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal.

U.S. Federal Backup Withholding Tax. Under the U.S. federal backup withholding tax rules, unless an exemption applies under the applicable law and regulations, a portion of the gross proceeds payable to a tendering stockholder or other payee who is a U.S. stockholder (as defined in Section 16) pursuant to the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”), unless the tendering stockholder or other payee provides its taxpayer identification number (i.e., its employer identification number or social security number) to the Paying Agent (as payor) and certifies under penalties of perjury, among other things, that the number is correct. Any tendering stockholder that is a U.S. stockholder who has not previously provided an IRS Form W-9 to DST should complete and sign an IRS Form W-9 so as to provide the information and certification necessary to avoid U.S. federal backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the Paying Agent that the stockholder is not subject to such backup withholding tax. If a U.S. stockholder does not provide the Paying Agent with the correct taxpayer identification number, the U.S. stockholder may be subject to penalties imposed by the IRS. If U.S. federal backup withholding tax results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain “exempt recipients” (including, among others, all corporations and certain non-U.S. persons) are not subject to U.S. federal backup withholding tax. In order for a non-U.S. person to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN, W-8IMY (with any required attachments), W-8ECI, or W-8EXP, as applicable (which may be obtained on the IRS website (www.irs.gov)), signed under penalties of perjury, attesting to that stockholder’s exempt status.

Stockholders are urged to consult with their tax advisor regarding information reporting and possible qualifications for exemption from U.S. federal backup withholding tax and the procedure for obtaining any applicable exemption.

For a more complete discussion of certain U.S. federal income tax consequences related to the Offer, see Section 16.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form eligibility, including time of receipt, and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion. Any such determination will be final and binding on all parties except as may be finally determined in a subsequent judicial proceeding challenging the Company’s determination. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer prior to the Expiration Date and to waive any defect or irregularity in any tender with respect to any particular Share, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. To the extent practicable, the Company and DST will give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. We strongly encourage stockholders to submit completed tender materials as early as possible after they have properly considered the information in this Offer to Purchase, so that they will have as much time as possible prior the Expiration Date to correct any defects or irregularities in the materials they provide to us.

Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. Under Rule 14e-4 promulgated under the Exchange Act, no person acting alone or in concert with others may directly or indirectly tender Shares for the person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot, the person has a “net long position” (i.e., more Shares held in long positions than in short positions) in a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered the Shares for the purpose of tendering to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (i) the stockholder has a “net long position” in a number of Shares or “equivalent securities” at least equal to the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

3.	Amount of Tenders

Stockholders may tender all of their Shares or a portion of their Shares specified as a number of Shares that is less than all of their Shares. A stockholder will be able to tender his or her Shares to us for purchase regardless of when the stockholder first purchased the Shares.

4.	Withdrawal Rights

Stockholders may withdraw Shares tendered at any time prior to 5:00 p.m. Central Time on the Expiration Date. We will not accept any Shares for payment prior to that time. Stockholders may also withdraw Shares tendered at any time on or after August 31, 2015, if their Shares have not been accepted for payment prior to that time.

For withdrawal to be effective, stockholders must either (i) call 888-310-9352, or (ii) send a Withdrawal Letter by mail or overnight courier service and timely received by the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Any such Withdrawal Letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. You should allow sufficient time to ensure timely delivery of your Withdrawal Letter. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.

Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 2 at any time before the Expiration Date.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and our determination shall be final and binding, subject to each tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Purchase and Payment for Tendered Shares

Upon the terms and subject to the conditions of the Offer, following the Expiration Date, we will (1) determine the Purchase Price we will pay for Shares properly tendered and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares tendered and the prices specified by tendering stockholders, and (2) accept for payment and pay an aggregate purchase price of up to $115 million for Shares that are properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, subject to the proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if we give oral or written notice to the Depositary and the Paying Agent of our acceptance of tendered Shares for payment.

We will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price for the Shares with the Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

If we are required to pro rate, the Paying Agent will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. We do not expect to be able to announce the final results of any proration or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. All Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned to the tendering stockholders.

Under no circumstances will we pay interest on the Purchase Price even if there is a delay in making payment. In addition, if certain events occur prior to the Expiration Date, we may not be obligated to purchase Shares pursuant to the Offer. For example, the Offer is conditioned on certain conditions. See Section 6.

At the maximum price of $7.36 per Share, we could purchase approximately 15,600,000 Shares if the Offer is fully subscribed, which would represent approximately 10% of the issued and outstanding Shares as of July 2, 2015. At the minimum price of $6.65 per Share, we could purchase approximately 17,300,000 Shares if the Offer is fully subscribed, which would represent approximately 11% of the issued and outstanding Shares as of July 2, 2015.

We may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. If we do so, the dollar value will increase by up to approximately $23 million.

If more than $115 million of Shares are duly tendered prior to 5:00 p.m. Central Time on the Expiration Date and proration is required as described in Section 1, we will not pay for any Shares tendered until after the final proration has been completed. We will deduct all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the Offer.

You may tender Shares in this Offer for which you have requested, or for which you plan to request, redemption under the Company’s Class E SRP. Such Shares will first be eligible for purchase by us pursuant to the terms of this Offer. Any Shares not purchased by us pursuant to this Offer will be eligible for redemption pursuant to the terms of our Class E SRP. Stockholders that have submitted Shares for redemption under the Class E SRP may tender Shares in this Offer without withdrawing their redemption requests or following any other special procedures. If you have or will submit Shares for redemption under the Class E SRP and you also tender Shares in this Offer, then after the completion of this Offer you will be deemed to have submitted a redemption request pursuant to the Class E SRP for the lesser of (a) the total remaining Shares that you own or (b) the number of Shares that you submitted for redemption. However, we cannot guarantee that we will purchase any of your Shares pursuant to this Offer or our Class E SRP, both of which are subject to significant limitations.

6.	Conditions of the Offer

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer), if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with the acceptance for payment for the Shares tendered in the Offer:

•	any threatened or pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offer;

•	in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer;

•	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restricts or prohibits consummation of the Offer; or

•	materially impairs the contemplated benefits to us of the Offer;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offer;

•	any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offer;

•	a reduction in the daily NAV per Share during the Term below $6.65 per Share;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons.

In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, we may terminate or amend the Offer or postpone the acceptance of Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate the Offer and return all tendered Shares to the tendering stockholders;

•	extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all of the Shares until the expiration of the Offer as so extended;

•	waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date; or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

7.	Extension of the Offer; Termination; Amendment

Subject to any applicable rule and regulation of the SEC, we expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of the extension. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw his or her Shares.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or to terminate the Offer upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Paying Agent and the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 6 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by changing the per Share Purchase Price range or by increasing or decreasing the value of Shares sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the public announcement must be issued no later than 9:00 a.m. Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or a comparable service. We will not be required to amend or extend the Offer if the increase in the value of Shares purchased in the Offer does not cause the number of Shares purchased to exceed 2% of the outstanding Shares.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by applicable law.

SEC rules and related releases and interpretations provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. The Offer will be extended until the expiration of the period of at least ten business day if:

•	we increase or decrease the price range to be paid for Shares or increase or decrease the value and number of Shares sought in the Offer (and thereby increase or decrease the number of Shares that may be purchased in the Offer), and, in the event of an increase in the value of Shares purchased in the Offer, the number of Shares accepted for payment in the Offer increases by more than 2% of the outstanding Shares, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to the stockholders in the manner specified in this Section 7.

8.	Certain Effects of the Offer

The purchase of Shares pursuant to the Offer will have the following effects:

•	Depending on how many Shares are purchased, the Offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the Offer with borrowings.

•	Depending on the Purchase Price, which may be lower than our NAV, the purchases of Shares pursuant to the Offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to the Advisor.

•	Purchases of Shares pursuant to the Offer will increase the proportionate interest of stockholders that do not tender their Shares.

•	Stockholders who tender all of their Shares will give up the opportunity to participate in any potential future benefits from owning Shares, including the right to receive any future dividends or distributions that we may pay.

•	Because there will be fewer outstanding Class E Shares, we anticipate that the base management fees paid to the Advisor will decrease.

Our purchases pursuant to the Offer will not result in the deregistration of our Shares under the Exchange Act.

9.	Treatment of Fractional Shares

If you are tendering all of your Shares and the Offer is not over-subscribed, we will purchase your properly tendered Shares, including any fractional Share, pursuant to the terms and subject to the conditions of the Offer. If you tender a total number of whole Shares such that if this number was to be accepted by the Company you would be left with only a fractional Share on the Company’s stock ledger, we will consider you to be tendering all of your Shares, including the fractional Share. If you tender less than all of your Shares by writing in a number of Shares in Row 2 on the Letter of Transmittal that represents less than all of the whole Shares you own at the time that you submit your Letter of Transmittal, any fractional Share that you own will not be tendered.

10.	Use of Securities Acquired

We currently intend to cancel and retire Shares purchased in the Offer. These Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

11.	Plans and Proposals

Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in our present dividend rate or policy, or in the indebtedness or capitalization of the Company;

•	any change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	any class of our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

12.	Source and Amount of Funds

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $115 million, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer in accordance with rules promulgated by the SEC. If we increase the number of Shares accepted by up to 2%, the dollar value of the Offer would increase by up to approximately $23 million. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $115.4 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using our available cash, which may include funds received from draws on our credit facility and term loan as defined and described below. Our ability to draw on the credit facility and term loan is not a condition of this Offer. We contemplate repaying any borrowed funds out of cash from operations, proceeds from the disposition of assets, capital raised through our ongoing public offering of Class A, Class I and Class W shares, and/or proceeds from new loans secured by one or more of our properties.

Credit Facility

On January 13, 2015, we amended and restated our existing $620 million senior unsecured term loan and revolving line of credit to provide for a $550 million senior unsecured term loan and revolving line of credit (the “Credit Facility”) with a syndicate of 14 lenders led by Bank of America, N.A., as Administrative Agent. The Credit Facility provides us with the ability from time to time to increase the size of the Credit Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Credit Facility, subject to receipt of lender commitments and other conditions.

The $550 million Credit Facility consists of a $400 million revolving credit facility (the “Revolving Credit Facility”) and a $150 million term loan (the “Term Loan”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one 12-month extension option that we may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2018 and contains two 12-month extension options that we may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement.

Borrowings under the Credit Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

Term Loan

On February 27, 2015, we entered into a $200 million seven-year term loan credit agreement (the “Credit Agreement”) with a syndicate of six lenders led by Wells Fargo Bank, National Association as Administrative Agent and Regions Bank as Syndication Agent. The primary interest rate within the Credit Agreement is based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The maturity date of the term loan is February 27, 2022 with no extension options. Borrowings under the Credit Agreement are available for general business purposes including, but not limited to financing the acquisition of permitted investments, including commercial properties.

13.	Certain Information About the Company

Our Business

The Company is a Maryland corporation formed on April 11, 2005 that invests in a diverse portfolio of real properties and real estate-related debt and securities. The principal offices of the Company are located at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202, and its telephone number is (303) 228-2200.

The Company operates in a manner intended to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when the Company first elected REIT status. We utilize an Umbrella Partnership Real Estate Investment Trust organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp., through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are managed by the Advisor. We are not a mutual fund and have not registered, and do not intend to register, as an investment company under the Investment Company Act of 1940, as amended.

As of March 31, 2015, we had total gross investments with an estimated fair value of approximately $2.3 billion (calculated in accordance with our valuation procedures), comprised of approximately $2.2 billion in gross investments in real property and approximately $87.9 million in net debt-related investments. As of March 31, 2015, we had invested in a total of 58 operating properties located in 21 geographic markets in the United States, aggregating approximately 9.3 million net rentable square feet.

As of July 2, 2015, we had 157,844,660 Class E Shares outstanding, held by approximately 30,000 stockholders. The majority of these Class E Shares were sold in primary public offerings that terminated in 2009. We have sold and continue to sell Class E Shares pursuant to our DRP.

On July 12, 2012, we commenced an ongoing public offering of three new classes of our common stock, Class A shares (“Class A Shares”), Class W shares (“Class W Shares”), and Class I shares (“Class I Shares”). As of July 2, 2015, we had a total of 24,251,628 Class A Shares, Class W Shares and Class I Shares outstanding, collectively, held by approximately 2,600 stockholders.

On July 12, 2012, we also began calculating and publishing the daily NAV per share of each of our four classes of common stock. Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Since July 12, 2012, all four of our classes of common stock have been sold in the DRP at the daily NAV per share, as determined in accordance with our valuation procedures, and our offering of Class A Shares, Class W Shares and Class I Shares has been conducted with daily NAV-based pricing.

There is no public market for any of our four classes of common stock and we currently have no obligation or plans to apply for listing on any public securities market. Therefore, redemption of shares by us is generally the only way for stockholders to dispose of their shares. We currently operate two separate share redemption programs, the Class E SRP for holders of Class E Shares, and one for holders of Class A Shares, Class W Shares and Class I Shares (the “Class AWI SRP”). Our Class E SRP has been oversubscribed since March 2009 and we have only been able to satisfy redemption requests on a pro rata basis.

We do not intend to pursue a “Liquidity Event” with respect to our Class A Shares, Class W Shares and Class I Shares within any period of time. A “Liquidity Event” includes, but is not limited to, (a) a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); (b) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; or (c) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. Although we will not be precluded from pursuing a Liquidity Event (or series thereof) if our board of directors determines that is in the best interest of our stockholders, we intend to operate as a perpetual-life REIT.

With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E Shares who would like us to redeem their Shares at NAV through our Class E SRP. However, if we are not successful over time in generating liquidity to holders of our Class E Shares through the Class E SRP, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E Shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E Shares receive cash or other consideration in exchange for their Class E Shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

Share Redemption Programs

We have adopted the Class E SRP, whereby Class E stockholders may request that we redeem all or any portion of their Class E Shares in accordance with the procedures and subject to certain conditions and limitations described below. We also have a separate Class AWI SRP for holders of our Class A Shares, Class W Shares or Class I Shares. Our board of directors may modify, suspend or terminate our share redemption programs if it deems such action to be in the best interest of our stockholders.

Under the Class E SRP, we redeem Class E Shares on a quarterly basis. If a redemption request with respect to Class E Shares is made and accepted, the redemption price per share is equal to the NAV per Class E Share on the date of redemption.

Each calendar quarter we intend to make available for Class E Share redemptions an amount equal to (i) funds received from the sale of Class E Shares under our DRP during such calendar quarter, plus (ii) 50% of the difference between (a) the proceeds (net of sales commissions) received by us from the sale of Class A Shares, Class W Shares and Class I Shares in any public primary offering and under our DRP during the most recently completed calendar quarter, and (b) the dollar amount used to redeem Class A Shares, Class W Shares and Class I Shares during the most recently completed calendar quarter pursuant to the Class AWI SRP, less (iii) funds used for redemptions of Class E Shares in the most recently completed quarter in excess of such quarter’s applicable redemption cap due to qualifying death or disability requests of a stockholder during such calendar quarter. However, our board of directors may from time to time authorize funds for redemptions of Class E Shares in greater or lower amounts.

Notwithstanding the Class E liquidity level desired by our board of directors, under the Class E SRP we will generally not redeem in any consecutive 12-month period more than 5% of the number of Class E Shares outstanding at the beginning of such 12-month period (excluding certain redemptions made in connection with a stockholder’s death), unless we receive no-action relief from the SEC with respect to the tender offer rules. If we wish to provide liquidity to our Class E stockholders in excess of this limit, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching a self-tender offer for Class E Shares (such as this Offer), seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E Shares receive cash or other consideration in exchange for their Class E Shares. There can be no assurances that we will seek, or be successful in achieving, liquidity for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

We also operate a separate Class AWI SRP, which is only available to holders of Class A Shares, Class W Shares and Class I Shares. The terms of the Class AWI SRP are described in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this Offer to Purchase. Both the Class E SRP and the Class AWI SRP are included as exhibits to the Schedule TO for this Offer.

Below is a summary of Class E Share redemptions pursuant to the Class E SRP for each quarter since the beginning of 2013 (number of shares in thousands).

For the Quarter Ended:	Number of Shares Requested for Redemption	Number of Shares Redeemed	Percentage of Shares Requested for Redemption Redeemed	Percentage of Shares Requested for Redemption Redeemed Pro Rata (1)	Average Price Paid per Share
March 31, 2013	14,978	1,721	11.5%	8.7%	$6.79
June 30, 2013	15,824	4,145	26.2%	22.6%	6.83
September 30, 2013	13,968	2,111	15.1%	11.4%	6.87
December 31, 2013	15,368	2,004	13.0%	9.6%	6.93

Average 2013	15,035	2,495	16.6%	13.2%	$6.85

March 31, 2014	17,974	1,845	10.3%	6.7%	$6.96
June 30, 2014	16,896	5,166	30.6%	26.5%	7.00
September 30, 2014	17,597	2,041	11.6%	8.5%	7.09
December 31, 2014	18,907	1,964	10.4%	7.4%	7.16

Average 2014	17,844	2,754	15.4%	12.0%	$7.04

March 31, 2015	18,996	1,530	8.1%	5.9%	$7.30
June 30, 2015	20,632	4,980	24.1%	21.6%	7.37

Average 2015	19,814	3,255	16.4%	14.1%	$7.36

(1)	Represents redemptions of shares from investors that did not qualify for death or disability redemptions.

During 2013, we satisfied 100% of redemption requests received pursuant to our Class AWI SRP; we redeemed approximately 4,000 Class I shares for an average price of approximately $6.72 per share pursuant to our Class AWI SRP. During 2014, we satisfied 100% of the redemption requests received pursuant to our Class AWI SRP; we redeemed approximately 2,000 Class W shares for an average price of approximately $6.94 per share and approximately 648,000 Class I shares for an average price of approximately $7.04 per share. During the first two quarters of 2015, we satisfied 100% of the redemption requests received pursuant to our Class AWI SRP; we redeemed approximately 21,000 Class A shares for an average price of approximately $7.29 per share, approximately 16,000 Class W shares for an average price of approximately $7.30 per share and approximately 226,000 Class I shares for an average price of approximately $7.22 per share.

Share redemptions in 2013, 2014 and in the first two quarters of 2015 for both our Class E SRP and our Class AWI SRP were funded through a combination of offering proceeds from our ongoing primary offering of Class A Shares, Class W Shares and Class I Shares, sales of Class E Shares, Class A Shares, Class W Shares and Class I Shares pursuant to our DRP, and asset sales.

As described above, the Class E SRP has been oversubscribed since March 2009 and there remains a queue of Class E stockholders who desire full liquidity. As a result, our board of directors and management have been actively evaluating ways to provide additional liquidity to Class E stockholders, consistent with what is in the best interest of all stockholders, and believe that conducting this Offer furthers our goal of maximizing long-term stockholder value while providing enhanced liquidity for those Class E stockholders who desire such liquidity.

Because we are not currently able to provide 100% liquidity to all Class E stockholders through our Class E SRP, we are providing Class E stockholders the opportunity to sell up to $115 million of Class E Shares to the Company. We believe this is a meaningful amount (approximately 10% of the value of all Class E Shares as of July 2, 2015) and yet is not so large as to be materially adverse to our balance sheet and our broader business strategy. The modified “Dutch Auction” format is designed to equitably allocate the $115 million to those Class E stockholders most desirous of liquidity. We can offer no assurances as to whether, or on what terms, any future self-tender offers may be conducted.

Net Asset Value

There is no public market for shares of our common stock and we currently have no obligation or plans to apply for listing on any public trading market. The prices at which our shares of common stock are sold pursuant to our public offerings, or redeemed pursuant to our share redemption programs, are based on the daily NAV per share determined in accordance with our valuation procedures. Our valuation procedures are filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this Offer to Purchase. In addition, important information regarding the components of our NAV and the process, methodology, assumptions and limitations of our NAV is contained in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, each of which is incorporated by reference into this Offer to Purchase.

Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we do calculate on a daily basis the NAV of the Shares. The following table presents the high and low NAV per share of each class of common stock for each quarter within the two most recent fiscal years (to date, our classes have had the same NAV on each day) and the first two quarters of 2015:

Quarter	Low	High
First Quarter 2013	$6.71	$6.79
Second Quarter 2013	$6.74	$6.84
Third Quarter 2013	$6.83	$6.89
Fourth Quarter 2013	$6.84	$6.93
First Quarter 2014	$6.93	$6.96
Second Quarter 2014	$6.96	$7.00
Third Quarter 2014	$7.00	$7.09
Fourth Quarter 2014	$7.08	$7.19
First Quarter 2015	$7.13	$7.31
Second Quarter 2015	$7.28	$7.38

On each business day, our NAV per Class E Share is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. The NAV per Share on the last business day prior to the date of this Offer was $7.36 per Share. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that we may pay. The daily NAV of our Shares may be higher or lower than the Purchase Price. Stockholders are urged to obtain the most recent NAV per Share before deciding whether and at what price or prices to tender their Shares.

Distribution Information

On June 11, 2015, the Company’s board of directors authorized a quarterly distribution of $0.09 per Class E Share for the third quarter of 2015. The distribution will be payable to Class E stockholders of record as of the close of business on each day during the period from July 1, 2015 through and including September 30, 2015, prorated for the period of ownership. Distributions on our shares accrue daily.

In the prior ten quarters, our board of directors authorized quarterly distributions for our Class E stockholders equal to $0.0875 per share for each quarter of 2013 and 2014, and $0.09 per share for the first and second quarters of 2015. We paid these distributions within 16 days after the end of each respective quarter.

Beneficial Ownership of Shares by Directors and Officers

The following table shows, as of July 6, 2015, the amount of each class of our common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5 percent of the outstanding shares of such class, (ii) our directors, (iii) our executive officers and (iv) all of our directors and executive officers as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Common Stock of Applicable Class
Dividend Capital Total Advisors LLC (2)	20,000	Class E Shares	*
	98,492	Class I Shares	*
John A. Blumberg (Director) (2)	36,822	Class I Shares	*
Charles B. Duke (Independent Director)	30,000	Class E Shares (3)	*
	2,200	Class I Shares	*
Richard D. Kincaid (Chairman and Director)	42,051	Class I Shares	*
Daniel J. Sullivan (Independent Director)	30,000	Class E Shares (3)	*
	2,227	Class I Shares	*
John P. Woodberry (Independent Director)	30,000	Class E Shares (3)	*
	7,200	Class I Shares	*
Jeffrey L. Johnson (Chief Executive Officer)	139,569	Class I Shares	*
J. Michael Lynch (President and Chief Operating Officer)	49,738	Class I Shares	*
M. Kirk Scott (Chief Financial Officer and Treasurer)	38,207	Class I Shares	*
Joshua J. Widoff (Executive Vice President, General Counsel and Secretary)	11,674	Class I Shares	*
Gregory M. Moran (Executive Vice President)	3,707	Class I Shares	*
Beneficial ownership of Common Stock by all directors and executive officers as a group (10 persons) (2)	110,000	Class E Shares (4)	*
	431,886	Class I Shares	2.0%

*	Less than 1%.
(1)	Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, is treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but is not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	The Advisor and the parent of the Advisor are presently each directly or indirectly controlled by one or more of the following and/or their affiliates: John A. Blumberg, James R. Mulvihill, and Evan H. Zucker.
(3)	On April 3, 2006, pursuant to the terms of our equity incentive plan, each of our independent directors was automatically granted a non-qualified option to purchase 10,000 Class E Shares of common stock. Each such option has a maximum term of ten years and will vest according to the following schedule: 20% of the covered shares on the date of grant, and an additional 20% of such shares on each of the first four anniversaries of the date of grant, subject in each case to the director continuing to serve on our board of directors as of such vesting date. On August 27, 2007, August 21, 2008, June 29, 2009, and June 29, 2010, respectively, each of our independent directors was granted an option to purchase 5,000 Class E Shares of common stock. These options fully vested two years after the grant date.
(4)	Includes 20,000 Class E Shares held by the Advisor and vested options to purchase 90,000 Class E Shares of common stock held by our independent directors.

Recent Securities Transactions

During the 60 days prior to July 7, 2015, pursuant to the Company’s share redemption programs, the Company redeemed approximately 5.0 million Class E Shares at $7.38 per share, for an aggregate price of approximately $36.6 million, approximately 7,000 Class W Shares at an average price of $7.33 per share, for an aggregate price of approximately $50,000, and approximately 63,000 Class I Shares at an average price of $7.24 per share, for an aggregate price of approximately $457,000. The Company did not redeem any Class A shares during the 60 days prior to July 7, 2015.

During the 60 days prior to July 7, 2015, pursuant to the Company’s DRP, the Company sold 615,424 Class E Shares at $7.37 per share, for an aggregate price of approximately $4.5 million, 7,045 Class A Shares at $7.37 per share, for an aggregate price of approximately $52,000, 5,450 Class W Shares at $7.37 per share, for an aggregate price of approximately $40,000, and 118,484 Class I Shares at $7.37 per share, for an aggregate price of approximately $873,000.

During the 60 days prior to July 7, 2015, pursuant to the Company’s ongoing public primary offering, the Company sold 122,678 Class A Shares at $7.51 per share, for an aggregate price of approximately $0.9 million, 25,381 Class W Shares at $7.29 per share, for an aggregate price of approximately $0.2 million, and 6,000,355 Class I Shares at $7.28 per share, for an aggregate price of approximately $43.7 million.

In addition, during the 60 days prior to July 7, 2015, pursuant to restricted stock unit agreements entered into on April 7, 2014 and February 25, 2015 (described further below), the Advisor delivered the following amounts of Class I Shares to certain of the Company’s executive officers, in exchange for offsets of compensation based on the April 7, 2014 and February 25, 2015 Class I Share NAV per share of $6.96 and $7.18, respectively.

Name of Executive Officer	Number of Class I Shares
Richard D. Kincaid (Chairman and Director)	4,964
Jeffrey L. Johnson (Chief Executive Officer)	24,523
J. Michael Lynch (President and Chief Operating Officer)	6,826
M. Kirk Scott (Chief Financial Officer and Treasurer)	4,964
Joshua J. Widoff (Executive Vice President, General Counsel, and Secretary)	1,551

Total	42,828

During the 60 days prior to July 7, 2015, no other transactions with respect to any of the four classes of common stock have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Except as set forth above: (i) the Company does not, and to its knowledge, none of the persons listed above nor any of their affiliates, beneficially own or has a right to acquire any Shares or any other equity securities of the Company; (ii) the Company has not, and to its knowledge the persons or entities referred to in clause (i) above have not, effected any transaction in the Shares or any other equity securities of the Company during the 60 days prior to July 7, 2015.

Restricted Stock Unit Agreements

We have entered into Restricted Stock Unit Agreements (the “Advisor RSU Agreements”) with the Advisor. Pursuant to the terms of the Advisor RSU Agreements, we have granted 441,338 restricted stock units to the Advisor (“Company RSUs”) that remain unvested and unsettled as of July 6, 2015. Each Company RSU will, upon vesting, be settled in one Class I Share. The Company RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I Shares of Company common stock, require offsets of advisory fees and expenses otherwise payable from the Company to the Advisor based on a value of the NAV per Class I Share on the grant date of the applicable Company RSU (the weighted average grant-date NAV per Class I Share with respect to the unsettled Company RSUs is $7.06 as of July 6, 2015). As of July 6, 2015, 114,742 Class I Shares that were issued upon settlement of Company RSUs remain subject to fee offset.

Vesting and Payment Offset

The chart below shows the grant dates, vesting dates and Class I NAV on the grant dates of the unvested Company RSUs as of July 6, 2015.

Award	Grant Date	Vesting Dates	Number of Unvested Shares	Applicable Grant Date NAV per Share
Company RSU	April 7, 2014	April 15, 2014, April 15, 2015, April 15, 2016, April 15, 2017	246,787	$6.9634
Company RSU	February 25, 2015	April 15, 2015, April 15, 2016, April 15, 2017	59,192	7.1800
Company RSU	February 25, 2015	April 15, 2018	135,359	7.1800

Total/Weighted Average			441,338	$7.0589

On each vesting date, an offset amount will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under our then-current Advisory Agreement for any fees or expense reimbursements. Each offset amount will equal the number of Company RSUs vesting on such date multiplied by the grant-date NAV per Class I Share. For each Company RSU, the offset amount will always be calculated based on the grant-date NAV per Class I Share, even beyond the initial grant and vesting dates. At the end of each 12-month period following each vesting date, if the offset amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor will promptly pay any shortfall to us.

Granting of RSUs to Executives

The purposes of the Advisor RSU Agreements are to promote an alignment of interests among our stockholders, the Advisor and the personnel of the Advisor and its affiliates, and to promote retention of the personnel of the Advisor and its affiliates. The Advisor has entered into agreements to redistribute substantially all of the Class I Shares acquired through Company RSUs to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. The Advisor has granted 458,996 restricted stock units (“Advisor RSUs”) to certain employees of the Advisor and its affiliates that remain unsettled as of July 6, 2015. Each Advisor RSU will, upon vesting, be settled in one Class I Share. The Advisor RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I Shares, require offsets of compensation otherwise payable from the Advisor or its affiliates to the applicable employee based on a value of the NAV per Class I Share on the grant date of the applicable Advisor RSU (the weighted average grant-date NAV per Class I Share with respect to the unsettled Advisor RSUs is $7.07 as of July 6, 2015). As of July 6, 2015, 29,886 Advisor RSUs have vested but have not been settled. Both Company RSUs and Advisor RSUs are entitled to dividend equivalents that mirror the dividends paid by us with respect to Class I Shares.

Name of Executive Officer	Outstanding Advisor RSUs	Weighted- Average Grant- Date NAV per Class I Share
Richard D. Kincaid (Chairman and Director)	45,789	$7.03
Jeffrey L. Johnson (Chief Executive Officer)	227,033	$7.09
J. Michael Lynch (President and Chief Operating Officer)	62,960	$7.03
M. Kirk Scott (Chief Financial Officer and Treasurer)	54,304	$7.06
Joshua J. Widoff (Executive Vice President, General Counsel, and Secretary)	14,309	$7.03

Total	404,396	$7.07

Termination

The Advisor RSU Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate the Advisor RSU Agreements. Further, the Advisor may immediately terminate the Advisor RSU Agreements if we exercise certain rights under the Advisor RSU Agreements to replace the Company RSUs with another form of compensation.

Upon termination of the Advisor RSU Agreements, the Advisor will promptly pay any unused offset amounts to us or, at the Advisor’s election, return Class I Shares in equal value based on the Class I NAV as of the date of termination of the Advisor RSU Agreements. In addition, upon termination of the Advisor RSU Agreements, all unvested Company RSUs will be forfeited except that, unless the Advisor RSU Agreements were terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of Company RSUs, the Advisor will have the right to acquire from us the number of Class I Shares equal to the number of Company RSUs forfeited, in return for a purchase price equal to such number of Class I Shares multiplied by the grant-date NAV per Class I Share. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Advisor RSU Agreements, and the parties will close the transaction within 60 days following the termination of the Advisor RSU Agreements.

Dividend Equivalent Payments

If our board of directors declares and we pay a cash dividend on Class I Shares for any period in which the Company RSUs are outstanding (regardless of whether such Company RSUs are then vested), the Advisor will be entitled to dividend equivalents with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I Shares as the number of Company RSUs subject to the Advisor RSU Agreements had such Class I Shares been outstanding during the same portion of such period as the Company RSUs were outstanding. Any such dividend equivalents may be paid in cash or Class I Shares, at the Advisor’s election.

Restricted Stock Award Agreements

From time to time, the Company grants restricted stock awards to employees of the Advisor and its affiliates. Such shares of restricted stock are eligible to vote with the stockholders and receive dividends, but the shares remain subject to forfeiture until vested. As of July 6, 2015, 46,230 Class I Shares had been awarded by the Company to employees of the Advisor and its affiliates that remained subject to future vesting.

Other Interests

Except as otherwise described or incorporated by reference in this Offer to Purchase or the Schedule TO, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information about us to you by referring you to other documents that we file with the SEC. The information incorporated by reference is an important part of this Offer to Purchase, and is deemed to be part hereof except to the extent any such information is modified or superseded by information in this Offer to Purchase or in any other document expressly incorporated herein (whether specified below or in any amendment to the Schedule TO) that has a later date. We incorporate by reference the documents listed below (except to the extent that the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 3, 2015;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, filed on May 12, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on April 10, 2015;

•	our Current Report on Form 8-K, filed on January 2, 2015;

•	our Current Report on Form 8-K, filed on January 13, 2015;

•	our Current Report on Form 8-K, filed on February 2, 2015;

•	our Current Report on Form 8-K, filed on March 2, 2015;

•	our Current Report on Form 8-K containing Item 8.01, filed on March 3, 2015;

•	our Current Report on Form 8-K/A, filed on March 5, 2015;

•	our Current Report on Form 8-K, filed on March 12, 2015;

•	our Current Report on Form 8-K, filed on March 26 ,2015;

•	our Current Report on Form 8-K, filed on April 1, 2015;

•	our Current Report on Form 8-K, filed on May 1, 2015;

•	our Current Report on Form 8-K, filed on May 12, 2015;

•	our Current Report on Form 8-K, filed on June 1, 2015;

•	our Current Report on Form 8-K, filed on June 24, 2015;

•	our Current Report on Form 8-K, filed on June 25, 2015; and

•	our Current Report on Form 8-K, filed on July 1, 2015.

The information relating to us contained in this Offer to Purchase should be read together with the information in the documents incorporated by reference. Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

14.	Additional Information

We have filed an issuer Tender Offer Statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. We intend to supplement and amend the Schedule TO to the extent required to reflect information we subsequently file with the SEC. This material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to any documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Offer to Purchase.

15.	Certain Legal Matters; Regulatory Approvals

We are neither aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of the Shares pursuant to the Offer, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body that would be required for us to acquire Shares as contemplated by the Offer. We contemplate that we will seek any approvals or make any filings that may become necessary. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of a required approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offer to accept for payment and pay for the tendered Shares are subject to the satisfaction of certain conditions. See Section 6.

16.	Certain Federal Income Tax Consequences

The following discussion is a general summary of the federal income tax consequences related to the tender of Shares pursuant to the Offer. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your tax advisor for a complete description of the federal, state, local and non-U.S. tax consequences to you of tendering Shares pursuant to the Offer.

This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

This summary of certain federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are (i) a broker-dealer or a dealer in securities or currencies, (ii) an S corporation, (iii) a partnership or other pass-through entity, (iv) a bank, thrift or other financial institution, (v) a regulated investment company or a REIT, (vi) an insurance company, a tax-exempt organization, (vii) a person that is not a U.S. stockholder, as defined below, (viii) subject to the alternative minimum tax provisions of the Code, (ix) holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, (x) holding Shares through a partnership or other pass-through entity, or (xi) a U.S. person whose “functional currency” is not the U.S. dollar.

This summary is for general information purposes only and is not tax advice.

The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a “U.S. stockholder” is a beneficial owner of Shares that for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for federal tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•	a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.

If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.

STOCKHOLDERS WHO ARE NOT U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE OFFER.

Generally. A sale of Shares pursuant to the Offer will constitute a “redemption” under the Code and will be a taxable transaction for federal income tax purposes. If the redemption qualifies as a sale of Shares by a U.S. stockholder under Section 302 of the Code, the U.S. stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the U.S. stockholder’s adjusted tax basis in the Shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of Shares under Section 302 of the Code, the U.S. stockholder will not be treated as having sold Shares but will be treated as having received a distribution from us in an amount up to the amount of the cash received pursuant to the Offer. If a U.S. stockholder is treated as receiving a distribution from us, the U.S. stockholder will generally be taken into account as ordinary income dividend to the extent of our current or accumulated earnings and profits, unless we designate the dividend as a capital gain dividend.

As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the U.S. stockholder’s Shares (including any Shares constructively owned by the U.S. stockholder) that are purchased in the Offer and any Shares acquired or disposed of in a transaction that, for federal income tax purposes, is integrated with the Offer.

Sale Treatment. Under Section 302 of the Code, a redemption of Shares pursuant to the Offer will be treated as a sale of such Shares for federal income tax purposes if such redemption (i) results in a “complete redemption” of all of the U.S. stockholder’s stock in us, (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder. In determining whether any of these three tests under Section 302 of the Code is satisfied, a U.S. stockholder must take into account not only Shares that the U.S. stockholder actually owns, but also any Shares that the U.S. stockholder is treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Under those rules, a U.S. stockholder generally is treated as owning (i) Shares owned by the U.S. stockholder’s spouse, children, grandchildren and parents; (ii) Shares owned by certain trusts of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iii) Shares owned by any estate of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iv) Shares owned by any partnership or S corporation in which the U.S. stockholder is a partner or stockholder, in proportion to the U.S. stockholder’s interest; (v) Shares owned by any non-S corporation of which the stockholder owns at least 50% in value of the stock; and (vi) Shares that the U.S. stockholder has an option or similar right to acquire. A U.S. stockholder that is a partnership or S corporation, estate, trust or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation stockholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% stockholders of a non-S corporation. Shares constructively owned by a person generally are treated as being owned by that person for the purpose of attributing ownership to another person.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will result in a “complete redemption” of all the U.S. stockholder’s Shares in us if either (i) we purchase all of the Shares actually and constructively owned by the U.S. stockholder, or (ii) the U.S. stockholder actually owns no Shares after all transfers of Shares pursuant to the Offer, constructively owns only Shares owned by certain family members, and the U.S. stockholder is eligible for a waiver from, and does waive (pursuant to Section 302(c)(2) of the Code), constructive ownership of Shares owned by family members. Any U.S. stockholder desiring to waive such constructive ownership of Shares should consult a tax advisor about the applicability of Section 302(c)(2) of the Code.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will be “substantially disproportionate” with respect to the U.S. stockholder if (i) the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately after all redemptions of Shares pursuant to the Offer is less than (ii) 80% of the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately before such redemptions. As of July 2, 2015, we had 157,844,660 outstanding Shares. Although we do not presently intend to pay a distribution during the Term of the Offer, it is possible that we may make one or more distributions and issue additional Shares pursuant to the DRP prior to the consummation of the Offer. Despite this potential issuance of additional Shares pursuant to the DRP, we provide the following illustrative example of the requirements for a substantially disproportionate redemption using the number of Shares outstanding as of July 2, 2015. If the Purchase Price was $6.65 per Share and we purchased $115 million of Shares pursuant to the Offer, we would redeem approximately 11.0% of the outstanding Shares pursuant to the Offer. If exactly 11.0% of the outstanding Shares are redeemed, the number of Shares outstanding after consummation of the Offer (exclusive of any Shares that may be issued through the DRP) will be 89.0% of the number of Shares outstanding prior to consummation of the Offer. Consequently, in that case a U.S. stockholder must dispose of more than 28.8% (i.e., 100% minus 80% of 89%) of the number of Shares the U.S. stockholder actually and constructively owns in order possibly to qualify for a substantially disproportionate redemption. If we increase the number of Shares redeemed pursuant to the Offer, the number of Shares redeemed could exceed 11.0% of the number of Shares outstanding immediately prior to the consummation of the Offer, which would require a U.S. stockholder to dispose of an even a greater percentage of

Shares than indicated above in order possibly to qualify for a substantially disproportionate redemption. Conversely, if the Purchase Price is more than $6.65 per Share or we issue additional Shares pursuant to the DRP prior to the consummation of the Offer, the number of Shares redeemed could be less than 11.0% of the number of Shares outstanding, which would require a U.S. stockholder to dispose of a lower percentage of Shares to possibly qualify for a substantially disproportionately redemption.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will be “not essentially equivalent to a dividend” if, pursuant to the Offer, the U.S. stockholder experiences a “meaningful reduction” in his or her proportionate interest in us, including voting rights, participation in earnings and liquidation rights, arising from the actual and constructive ownership of Shares. The IRS has indicated in Revenue Ruling 76-385 that a very small reduction in the proportionate interest of a small minority stockholder who does not exercise any control over corporate affairs generally constitutes a “meaningful reduction” in the stockholder’s interest in the company where the company’s stock is widely held and publicly traded. Although our Shares are widely held, our Shares are not publicly traded. U.S. stockholders are urged to consult their tax advisers about the applicability of that ruling to the Offer.

The fact that the redemption fails to qualify as a sale pursuant to the other two tests is not taken into account in determining whether the redemption is “not essentially equivalent to a dividend.” If exactly 11.0% of the outstanding Shares immediately prior to the consummation of the Offer are redeemed pursuant to the Offer, the number of Shares outstanding will be reduced by 11.0%. Consequently, in that case a stockholder must dispose of more than 28.8% of the number of Shares the U.S. stockholder actually and constructively owns in order possibly to have any reduction in the stockholder’s proportionate stock interest in us. If we increase the number of Shares redeemed pursuant to the Offer, the number of Shares redeemed could exceed 11.0% of the number of Shares outstanding immediately prior to the consummation of the Offer, which would require a U.S. stockholder to dispose of an even a greater percentage of Shares than indicated above in order to have any reduction in the stockholder’s proportionate interest. Conversely, if the Purchase Price is more than $6.65 or we issue additional Shares pursuant to the DRP prior to the consummation of the Offer, the number of Shares redeemed could be less than 11.0% of the number of Shares outstanding, which would require a U.S. stockholder to dispose of a lower percentage of Shares to have a reduction in the stockholder’s proportionate interest.

U.S. stockholders should be aware that an acquisition or disposition of Shares as part of a plan that includes the U.S. stockholder’s tender of Shares pursuant to the Offer should be taken into account in determining whether any of the foregoing tests is satisfied. U.S. stockholders are urged to consult their own advisors with regard to whether acquisitions from or sales to third parties and a tender may be so integrated. U.S. stockholders should also be aware that their ability to satisfy any of the foregoing tests may be affected by proration pursuant to the Offer. Therefore, a U.S. stockholder can be given no assurance, even if the U.S. stockholder tenders all of his or her Shares at $6.65 per Share, that we will purchase a sufficient number of such Shares to permit the U.S. stockholder to satisfy any of the foregoing tests.

If any of the foregoing three tests is satisfied, the U.S. stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the U.S. stockholder’s adjusted tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares that were acquired in a single transaction). Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the Shares for payment, the U.S. stockholder held the Shares for more than one year. Long-term capital gains of individuals, estates and trusts generally are subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gains of individuals, estates, and trusts generally are subject to a maximum federal income tax rate of 39.6%. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.

Dividend Treatment. If none of the foregoing three tests under Section 302 of the Code is satisfied, the U.S. stockholder generally will be treated as having received a distribution in an amount equal to the amount of cash received by the U.S. stockholder pursuant to the Offer. That distribution will be treated as ordinary dividend income to the extent our current or accumulated earnings and profits are allocated to the distribution, unless we designate the dividend as a capital gains dividend. Dividends paid to corporate U.S. stockholders will not qualify for the dividends received deduction generally available to corporations. In addition, our ordinary dividends generally will not qualify for the 20% tax rate on “qualified dividend income” received by taxpayers taxed as individuals. Our ordinary dividends, with limited exceptions, paid to taxpayers taxed as individuals are taxed at the higher federal income tax rate applicable to ordinary income, which is a maximum rate of 39.6%.

Constructive Distributions. Provided that no tendering U.S. stockholder is treated as receiving a dividend as a result of the Offer, stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering U.S. stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of the Offer, including stockholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of the Company as a result of the Offer. A constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. This dividend treatment will not apply if the purchase of Shares pursuant to the Offer is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Information Reporting. Information returns will generally be filed with the IRS in connection with the gross proceeds payable to a U.S. stockholder pursuant to the Offer. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the Depositary, a U.S. stockholder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the Depositary a completed Form W-9, which can be obtained from the Depositary or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.

Federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. More specifically, upon the transfer or redemption of any Shares subject to those reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the stockholder and to the IRS on Form 1099-B.

In connection with the purchase of Shares pursuant to this Offer, U.S. stockholders may identify by lot the Shares that are purchased, but U.S. stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. U.S. stockholders should consult their tax advisors regarding the consequences of the “cost basis” information reporting rules.

17.	Recommendation

While our board of directors has approved the Offer, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender. However, Class E stockholders should consider the information in this Offer, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, quarterly report on Form 10-Q, and Portfolio Performance and Operational Review filed on a current report on Form 8-K, which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com, and the following, when making their decision:

•	The board of directors believes that the Class E SRP, which provides Class E stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the program, to sell their shares at a price equal to NAV, is currently a potential alternative for Class E stockholders seeking to obtain liquidity for some of their Shares. The board of directors, however, is aware that for the past several years, the Class E SRP was over-subscribed by stockholders (and may in the future be over-subscribed by stockholders), limiting redemptions in each quarter beginning with the first quarter of 2009 to an average of approximately 12.2% per quarter; that the Company’s ability to redeem Class E Shares pursuant to the Class E SRP may be further limited based on the level of stockholder participation in the DRP and the sale of shares in our ongoing primary offering of Class A, Class W and Class I shares of common stock; and that the board of directors has the right to amend, suspend or terminate the Class E SRP at any time.

•	With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E Shares who would like us to redeem their Shares at NAV through our Class E SRP. However, if we are not successful over time in generating liquidity to holders of our Class E Shares through the Class E SRP, we may explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E Shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E Shares receive cash or other consideration in exchange for their Class E Shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

•	The board of directors acknowledges that each Class E stockholder must evaluate whether to tender his or her shares in the Offer and that because there is no trading market for the shares an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. Although the highest price in the Offer is equal to our current NAV per Class E share as of July 6, 2015, we acknowledge that the range of prices is below the value at which most Class E stockholders purchased their shares, but we believe our strategy should increase the value of our stock on a long-term basis. Therefore, not tendering your shares and continuing as a Class E stockholder in the Company is something each stockholder should consider. The board of directors understands that some Class E stockholders’ investment strategies or liquidity needs may have changed since their purchase of our stock, and this Offer will provide them with some or all of the liquidity they desire.

•

In addition, the board of directors believes that, in making a decision as to whether to tender his or her shares in the Offer, each Class E stockholder should keep in mind that (a) the board of directors has the right to amend, suspend or terminate the Company’s existing Class E SRP at any time (and there is only a limited opportunity to redeem shares under the program), (b) the board of directors may have the right to amend, extend or terminate the Offer, and (c) the board of directors makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders, if at all.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in a Letter of Transmittal. If given or made, the recommendation and information and representations must not be relied on as having been authorized by us.

18.	Miscellaneous

The Offer is not being made to, and tenders will not be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of the applicable jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the applicable jurisdiction. However, we reserve the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe this exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any law deemed applicable to the Offer.

We have retained DST to act as the Depositary, the Paying Agent and the Information Agent in connection with the Offer. In its role as Depositary, DST will receive Letters of Transmittal and Withdrawal Letters and provide information regarding the Offer to those persons, including stockholders that contact it. As Paying Agent, DST will be responsible for determining the Purchase Price and proration factor, if any, and matching payment for all Shares purchased by us in the Offer. As the Information Agent, DST may contact stockholders by mail, telephone, e-mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

DST will receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to DST as described above) for soliciting tenders of Shares pursuant to the Offer. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or custodian or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of DST for purposes of the Offer.

Stockholders holding their Shares of record will not be required to pay any fees or commissions in connection with the tender directly to the Depositary and purchase of their Shares. Beneficial owners who do not own their Shares as record holders are urged to consult the broker, dealer or other nominee or custodian who is the record holder of their Shares to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers or other nominee or custodian stockholders and not directly to the Depositary. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.